Exhibit 99.1

股份收购协议—补充协议

Share Purchase Agreement—Supplemental Agreement

本补充协议由以下各方于2025年 11 月 25 日在中国香港签署：

This Agreement is signed on November 【25】, 2025 in Hong Kong, China by the following parties:

收购方：

Acquirer:

【淘屏控股有限公司】（TAOPING HOLDINGS LIMITED.,以下简称“淘屏控股”），BVI注册号【1005693】，

Taoping Holdings Limited (hereinafter referred to as “Taoping Holdings”), BVI Registration No. 1005693

董事：【张贤】。

Director: Zhang Xian.

淘屏有限公司（TAOPING INC.，以下简称“淘屏”），BVI注册号【1718210】

Taoping Inc. (hereinafter referred to as “Taoping”), BVI Registration No. 1718210

首席执行官：【林江怀】

Chief Executive Officer: Lin Jianghuai

转让方：

Transferor:

【云梯控股有限公司】（SKYLADDER HOLDING LIMITED.，以下简称“云梯控股”），BVI注册号【2177368】

Skyladder Holding Limited (hereinafter referred to as “Skyladder Holding”), BVI Registration No. 2177368

董事：【马彬、吴凯】

Directors: MA Bin and WU Kai

目标公司：

Target Company:

云梯集团有限公司（SKYLADDER GROUP LIMITED，以下简称“云梯集团”），商业登记号码：78306137

Skyladder Group Limited (hereinafter referred to as “Skyladder Group”), Business Registration Number: 78306137

董事：马彬、吴凯

Directors: MA Bin and WU Kai

鉴于：

1、	淘屏控股是一家英属维京群岛法律在英属维京群岛注册成立的有限责任公司，系淘屏有限公司的全资控股子公司，注册号【1005693】。

Taoping Holdings is a limited liability company duly incorporated under the laws of the British Virgin Islands and is a wholly-owned subsidiary of Taoping Inc., with Registration No. 1005693.

2、	淘屏有限公司是一家在美国纳斯达克证券市场主板挂牌交易的上市公司，股票交易代码：TAOP，注册地在英属维京群岛，注册号【1718210】。

Taoping Inc. is a publicly listed company on the NASDAQ stock market (Stock Code: TAOP), incorporated in the British Virgin Islands with Registration No. 1718210.

3、	目标公司系一家在香港注册成立的有限责任公司，目标公司持有注册在中国境内名为云梯（天津）科技发展有限公司（Skyladder (Tianjin)Technology Development Co., Ltd.）（下简称“云梯科技”）100%的股份（其中云梯科技直接或间接持有注册在中国境内的深圳智慧云梯物联网有限公司、天津泽源电梯有限公司、云梯新世纪（天津）物联网科技有限公司、天津市伟达电梯有限公司的全部股权，云梯科技与其直接或间接持有的公司合称为“境内实体”），目前转让方合计持有目标公司100%的股份。

The Target Company is a limited liability company incorporated in Hong Kong and holds 100% equity interest in a PRC-registered company named 云梯（天津）科技发展有限公司 (Skyladder (Tianjin) Technology Development Co., Ltd., hereinafter “Skyladder Technology”) (Skyladder Technology directly or indirectly holds all the equity of Shenzhen Smart Skyladder IoT Co., Ltd., Tianjin Zeyuan Elevator Co., Ltd., Skyladder New Century (Tianjin) IoT Technology Co., Ltd., and Tianjin Weida Elevator Co., Ltd., Skyladder Technology and its directly or indirectly owned companies are collectively referred to as the “Domestic Entities.”). The Transferor currently holds 100% of the equity of the Target Company.

4、	转让方系依据英属维京群岛法律在英属维京群岛注册成立的有限责任公司，注册号【2177368】。

The Transferor is a limited liability company incorporated under the laws of the British Virgin Islands, with registration number 【2177368】.

5、	交易双方于2025年9月29日在中国香港签订的《股份购买协议》（下简称“原协议”），原协议约定转让方向淘屏控股转让所持目标公司【100%】的股份，淘屏控股拟受让上述股份。交易完成后，淘屏控股将持有目标公司【100%】的股份。

The Share Purchase Agreement (hereinafter referred to as the “Original Agreement”) executed by both parties in Hong Kong, China on September 29, 2025, stipulates that the Transferor shall transfer its [100%] equity interest in the Target Company to Taoping Holdings, which intends to acquire such equity interest. Upon completion of the transaction, Taoping Holdings will hold [100%] of the Target Company’s equity interest.

现交易双方基于友好协议后，达成补充协议内容如下，以资各方共同遵守：

The parties to this transaction, based on a friendly agreement, hereby enter into the following supplemental agreement for mutual compliance:

交易双方一致同意，原协议3.3条第一款，“目标公司自2025年10月1日起至2025年12月31日期间，经审计营业收入达到【2,041】万元，净利润（税后）达到【110】万元的，在2026年淘屏披露年报后20工作日内给予【1,576,584】（数量）股票的解禁；“变更为”目标公司自2025年12月1日起至2025年12月31日期间，经审计营业收入达到【816】万元，净利润（税后）达到【44】万元的，在2026年淘屏披露年报后20工作日内给予【1,576,584】（数量）股票的解禁；”。

Both parties to the transaction have mutually agreed to amend the first clause of Article 3.3 of the original agreement as follows: “If during the period from October 1, 2025 to December 31, 2025, the Target Company achieves audited operating revenue of RMB 20.41 million and net profit (after tax) of RMB 1.1 million, then within 20 Business Days after Taoping discloses its 2026 annual report, 1,576,584 shares shall be unlocked; “ to read: ” If during the period from December 1, 2025 to December 31, 2025, the Target Company achieves audited operating revenue of RMB 8.16 million and net profit (after tax) of RMB 440,000, then within 20 Business Days after Taoping discloses its 2026 annual report, 1,576,584 shares shall be unlocked”.

本补充协议一式肆份，淘屏控股持有壹份，淘屏持有壹份，转让方持有壹份，目标公司持有壹份，本补充协议与原协议构成统一法律主体，具备同等法律效力，本补充协议与原协议约定内容存在冲突的，以本补充协议约定内容为准。

This Supplementary Agreement is executed in four original copies, with Taoping Holdings retaining one copy, Taoping retaining one copy, the Transferor retaining one copy, and the Target Company retaining one copy. This Supplementary Agreement and the original Agreement constitute a unified legal entity and possess equal legal effect. In the event of any conflict between the provisions of this Supplementary Agreement and those of the original Agreement, the provisions of this Supplementary Agreement shall prevail.

本补充补充协议经各方签字、各方法定代表人或其授权代理人签署并加盖各自公章之日起生效。

This Supplementary Agreement shall take effect upon the date of its execution by all parties, signed by their respective legal representatives or authorized agents and affixed with their respective official seals.

（本页无正文，为《股份收购协议补充协议》之签字盖章页）

(This page contains no text and serves as the signature and seal page for the Supplementary Agreement to the Share Purchase Agreement.)

收购方(Acquirer)：

淘屏控股有限公司 Taoping Holdings Limited （盖章 Seal）

董事 Director （签字 Signature）：/s/ Zhang Xian

淘屏有限公司Taoping Inc.（盖章 Seal）

首席执行官 Chief Executive Officer（签字 Signature）：/s/ Lin Jianghuai

签订日期：二〇二五年 十一 月 二十五 日

Date: November 25,2025

（本页无正文，为《股份收购协议补充协议》之签字盖章页）

(This page contains no text and serves as the signature and seal page for the Supplementary Agreement to the Share Purchase Agreement.)

转让方(Transferor)：

云梯控股有限公司 Skyladder Holding Limited（盖章 Seal）

董事 Director（签字 Signature）：/s/ Ma Bin

董事 Director（签字 Signature）：/s/ Wu Kai

目标公司(Target Company)

云梯集团有限公司 Skyladder Group Limited（盖章 Seal）

董事 Director（签字 Signature）：/s/ Ma Bin

董事 Director（签字 Signature）：/s/ Wu Kai

签订日期：二〇二五年 十一 月 二十五 日

Date: November 25,2025